Exhibit 99.1
FOR IMMEDIATE RELEASE
City of Dreams to Open on June 1
New York, May 6, 2009 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announced that City of Dreams, its urban integrated entertainment resort on Cotai, will open its doors to the public on June 1.
City of Dreams has been a passion of Mr. Lawrence Ho, Co-Chairman and CEO of Melco Crown Entertainment, since the liberalization of Macau’s gaming market. “Our goal with City of Dreams, our flagship development in Macau, has been to set a new standard of gaming and entertainment experience in Asia. I believe that we will achieve this goal.
“City of Dreams is a ‘must experience’ next generation resort like no other in Asia, or perhaps the world, comprising distinctly branded casino floors, three separate world-class hotels, a unique shopping precinct ‘The Boulevard’ which wraps around the casino floors and links the three hotel towers, and an awe-inspiring fully immersive multimedia show housed in the unique theater, ‘The Bubble’.
Mr. Ho added, “The opening of City of Dreams represents a culmination of nearly five years of planning and development. As our flagship property, it represents a major step forward in Macau’s transformation as the region’s premiere leisure, entertainment, and gaming destination.
“In addition to creating close to 7,000 job opportunities in Macau, and providing career advancement opportunities throughout our organization, we have been able to deliver on our commitment to the employees of Altira Macau by returning them to normalized work schedules. As a people-centric organization with deep roots in Macau, we remain committed to grooming our employees and to having more than 50 percent of our core management positions held by local Macau people by end of 2011.
“With the opening of City of Dreams, I believe Melco Crown Entertainment is in the best position to thrive and add value to our stakeholders and the Macau community,” Mr. Ho concluded.

The initial opening phase of City of Dreams on June 1 will feature:
•	A distinctive and intimate next generation 420,000-square-foot casino, with approximately 520 table games and 1,350 gaming machines;

•	Crown Towers, with approximately 300 luxurious guest rooms, including 33 high roller villas, offering unrivaled levels of personalized service, lavish style, and uncompromising sophistication;

•	The exciting, music-inspired Hard Rock Hotel, with approximately 300 guest rooms;

•	Dragon’s Treasure, a spectacular, one-of-its-kind, fully immersive four-dimensional multimedia show within the iconic dome-shaped theater, ‘The Bubble’;

•	Over 20 new restaurants and bars with food and beverage concepts from across China and throughout the region; and

•	‘The Boulevard’, a unique lifestyle-oriented retail precinct that includes an impressive array of some of the world’s most sought-after retail brands, operated by leading travel retailer DFS.
Grand Hyatt Macau, offering approximately 800 high-end guest rooms, is targeted for completion in the third quarter of 2009, and an original water-based theatrical show, inspired and produced by Franco Dragone, will open in the purpose-built Theater of Dreams soon thereafter. The final planned component of City of Dreams is a luxury apartment hotel consisting of approximately 800 units, which is currently on hold and subject to certain legal and regulatory approvals.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2009 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company’s first property, Altira Macau (formerly Crown Macau) (www.altiramacau.com), opened on May 12, 2007. Other development projects include City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,300 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-100 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also Co-Chairman and a Director of the Company.

For further information, please contact:
Geoffrey Davis, CFA
Senior Vice President — Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com